C.M. 4/7/04 50

SECURITIE 04017748 SION

RECD S.E.C. MAR 3 1 2004 535

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41748

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 AND ENDING December 31, 2003
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Audobon Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 West 57th Street, 27th Floor
(No. and Street)

New York, NY 10019
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sidney D. Wexler (212) 686-4300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sidney D. Wexler
(Name – *if individual, state last, first, middle name*)

10 East 40th Street, New York, NY 10016
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 13 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Henry Swieca, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Audobon Securities, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ZAINUB RANA
Notary Public - State of New York
No. 01RA6054878
Qualified in Queens County
My Commission Expires July 15, 2007

Signature

Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

****

AUDOBON SECURITIES, INC.

FINANCIAL STATEMENT

DECEMBER 31, 2003

****

SIDNEY D. WEXLER

CONTENTS

AUDITED FINANCIAL STATEMENTS

pgm\dubswi.fin

SIDNEY D. WEXLER
CERTIFIED PUBLIC ACCOUNTANT

10 East 40th Street, New York, NY 10016

SIDNEY D. WEXLER, CPA
LARRY GREENSTEIN, CPA

212/686-4300

AUDITOR'S REPORT

Board of Directors
Audobon Securities, Inc.
9 West 57th Street, 27th Floor
New York, New York 10019

I have audited the accompanying balance sheet of Audobon Securities, Inc. as of December 31, 2003, and the related statements of income, retained earnings, and cash flow for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Audobon Securities, Inc. as at December 31, 2003, and the results of its operations and its cash flow for the year then ended in conformity with generally accepted accounting principals.

My examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The statement

Board of Directors
Audobon Securities, Inc.
Page -2-

of the computation of the minimum capital requirements is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by section 1.17 of the regulations under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements, and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SIDNEY D. WEXLER
Certified Public Accountant

New York, New York
March 26, 2004

SIDNEY D. WEXLER
CERTIFIED PUBLIC ACCOUNTANT

10 East 40th Street, New York, NY 10016

SIDNEY D. WEXLER, CPA
LARRY GREENSTEIN, CPA

212/686-4300

Board of Directors
Audobon Securities, Inc.
9 West 57th Street, 27th Floor
New York, New York 10019

I have examined the financial statements of Audobon Securities, Inc. as of December 31, 2003 and have issued my report thereon dated March 26, 2004. As part of my examination I have made a study and evaluation of the company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and regulation 1.16(d) of the Commodity Futures Trading Commission. This study and evaluation included a review of the procedures for safeguarding customer and firm assets. In addition, I reviewed the practices and procedures followed by the company in making computations of the minimum financial requirements pursuant to the regulations of 1.17.

Regulation 1.16(d) states that the scope of the audit and review of the accounting system, the internal accounting controls and procedures for safeguarding customer and firm assets must be sufficient to provide reasonable assurance that any material inadequacies existing at the date of the examination would be disclosed. Under generally accepted standards and regulation 1.16(d) the purpose of such study and evaluation are to establish a basis for reliance on the system of internal accounting control in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion of the financial statements and to provide a basis for reporting weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable but not absolute assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the

Board of Directors
Audobon Securities, Inc.
Page -2-

reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance that the cost of a system should not exceed the benefits derived and also recognizes that the evaluation of these factors requires estimates and judgments by management. However, for the purpose of this report under regulation 1.16(d), for the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the benefit of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregations of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projections of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the period ending December 31, 2003, which was made for the purposes set forth in the first paragraph above and which would not necessarily disclose all the weaknesses in the system that may have existed during the period under review, disclosed no weaknesses that I believed to be material.

SIDNEY D. WEXLER, C.P.A.

New York, New York
March 26, 2004

AUDOBON SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

CURRENT ASSETS:		
CASH IN BANK	$	2,169,245
INVESTMENTS (AT COST)	$	270,300
ACCOUNTS RECEIVABLE	$	260,817
DUE FROM CLEARING BROKER	$	232,742,084
PREPAID EXPENSES	$	28,888
TOTAL CURRENT ASSETS	**$**	**235,471,334**
FIXED ASSETS:		
EQUIPMENT	$	1,504
LESS: ACCUMULATED DEPRECIATION	$	(1,504)
TOTAL FIXED ASSETS	**$**	**-**
TOTAL ASSETS	**$**	**235,471,334**

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:		
ACCRUED EXPENSES PAYABLE	$	12,170
LOANS PAYABLE - DUBIN & SWIECA HOLDINGS, INC.	$	207,714
SECURITIES SOLD NOT YET PURCHASED	$	231,735,128
TOTAL CURRENT LIABILITIES	**$**	**231,955,012**
STOCKHOLDERS' EQUITY:		
COMMON STOCK NO PAR VALUE AUTHORIZED 3,000 SHARES ISSUED AND OUTSTANDING 100 SHARES	$	25,000
RETAINED EARNINGS	$	3,491,322
STOCKHOLDERS' EQUITY	**$**	**3,516,322**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$**	**235,471,334**

SEE NOTES TO FINANCIAL STATEMENTS

AUDOBON SECURITIES, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE TWELVE MONTH PERIOD ENDED
DECEMBER 31,2003

INCOME:		
COMMODITY INCOME	$	232,970
EQUITY INCOME	$	1,370,177
TRADING INCOME	$	434,492
OTHER INCOME	$	1,976
INTEREST INCOME	$	8,334
LONG TERM CAPITAL GAIN	$	7,180
TOTAL INCOME	**$**	**2,055,129**
OPERATING EXPENSES		
OFFICERS SALARY	$	775,443
OFFICE SALARIES	$	89,523
ADVERTISING EXPENSE	$	14
BANK CHARGES	$	103
BUSINESS GIFTS	$	805
CHARITABLE DONATIONS	$	1,557
COMMISSIONS	$	(3,782)
CONFERENCES	$	885
DEPRECIATION EXPENSE	$	1,504
DUES AND SUBSCRIPTIONS	$	1,840
EMPLOYMENT AGENCY FEE	$	1,039
EQUIPMENT LEASING	$	496
FIDELITY BOND	$	4,839
FILING FEES	$	120
INSURANCE	$	2,524
LICENSES AND PERMITS	$	17
MISCELLANEOUS EXPENSE	$	10
MOVING AND STORAGE EXPENSE	$	72
NYC CORPORATION TAX	$	93,612
NYS CORPORATION TAX	$	325
NYC RENT TAX	$	1,338
OFFICE EXPENSE	$	3,318
PAYROLL SERVICE FEES	$	288
PAYROLL TAXES	$	15,523
POSTAGE AND MESSENGERS	$	566
PROFESSIONAL FEES	$	34,384
RENT EXPENSE	$	31,733
REPAIRS AND MAINTENANCE	$	800
RESEARCH FELLOWSHIP	$	27,559
SALES AND USE TAX	$	96
TELEPHONE EXPENSE	$	427
TEMPORARY HELP	$	56
TRAVEL AND ENTERTAINMENT	$	4,137
UTILITIES	$	130
TOTAL OPERATING EXPENSES	$	1,091,301
NET INCOME	**$**	**963,828**
RETAINED EARNINGS - JANUARY 1, 2003	$	4,027,494
LESS: DIVIDEND PAID	$	(1,500,000)
RETAINED EARNINGS - DECEMBER 31, 2003	**$**	**3,491,322**

SEE NOTES TO FINANCIAL STATEMENTS

AUDOBON SECURITIES, INC.
STATEMENT OF CASH FLOW
FOR THE TWELVE MONTHS ENDED
DECEMBER 31, 2003

CASH - JANUARY 1, 2003	$	4,099,888
ADD: NET INCOME BEFORE DEPRECIATION	$	965,332
SECURITIES SOLD NOT YET PURCHASED	$	154,493,415
LOANS PAYABLE - DUBIN & SWIECA HOLDINGS, INC.	$	329,196
INVESTMENT IN SECURITIES - USTB	$	492,820
TOTAL SOURCE	$	160,380,651
LESS: EQUIPMENT PURCHASE	$	1,504
PAID IN CAPITAL	$	700,000
ACCOUNTS RECEIVABLE	$	101,085
DIVIDEND PAID	$	1,500,000
PREPAID EXPENSES	$	20,248
ACCRUED EXPENSES PAYABLE	$	14,618
DUE FROM CLEARING BROKER	$	155,873,951
TOTAL APPLICATION	$	158,211,406
CASH - DECEMBER 31, 2003	$	2,169,245

SEE NOTES TO FINANCIAL STATEMENTS

NOTE 1 - NAME CHANGE

Dubin & Swieca Securities, Inc., filed with the State of Delaware on August 25, 1997, a Certificate of Amendment of Certificate of Incorporation, to change its name to Audobon Securities, Inc., and it was granted.

NOTE 2 - ORGANIZATION

Audobon Securities, Inc. ("Company") was granted approval as a broker-dealer in securities under the Securities Exchange Act of 1934 by the Securities and Exchange Commission on December 1, 1989. The Company was incorporated in Delaware on June 21, 1989 for the purpose of engaging in the various activities of the securities business.

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to the net capital provisions of the Uniform Net Capital Rule (15c3-1) of the Securities and Exchange Commission, which requires maintenance of minimum net capital. At December 31, 2003 the Company had net capital of $674,959, which was $574,959 in excess of its required net capital of $100,000.

NOTE 4

The Company has elected to be treated as a Subchapter "S" corporation for Federal and New York State tax purposes. All income and losses will be taxed to the stockholders individually. New York City does not recognize the Subchapter "S" corporation and therefore, the corporation is liable for any taxes which may be due.

NOTE 5

All common stock is owned by Henry Swieca and Glenn Dubin who are also the company's Managing Directors. The stock has no "Stated Value". It's value on the financial statements reflects the amounts contributed by the shareholders prior to commencing operations.

NOTE 6

The company is a member of the National Futures Association, a self-regulatory organization. The company is required by the NFA to meet certain capital requirements, and to make certain financial disclosures. Management asserts that all requirements have been met.

AUDOBON SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

NOTE 7

These financial statements have been prepared under the accrual method of accounting. For tax purposes, the company has elected to report its income and expenses under the cash accounting method.

NOTE 8

The loans payable to Dubin & Swieca Holdings, Inc. in the amount of $207,714 represent excess payments paid by them on behalf of the company as of December 31, 2003. All common expenses incurred by Audobon Securities, Inc., Highbridge Capital Management, LLC, and Dubin & Swieca Capital Management, LLC are paid for by Dubin & Swieca Holdings, Inc. As the principals of Audobon Securities, Inc. and Dubin & Swieca Holdings, Inc. are the same principals, therefore, there is no interest due on these advancements.

NOTE 9

The company has a lease at its present office located at 9 West 57th Street, New York, New York, which expires in the year 2011. The company is not in arrears on its lease at this time.

NOTE 10 - LITIGATION

The General Counsel of Audobon Securities, Inc. has informed us that there are no lawsuits or litigations pending or ongoing at the present time.

NOTE 11 - DUE FROM CLEARING BROKER AND SECURITIES SOLD, NOT YET PURCHASED

Securities sold, not yet purchased represent listed equity securities that have been sold short and are valued at current market prices. Hedging such short sales is a put-call contract with a broker which represents the entire portfolio of securities sold short. The company earns interest from the broker on the proceeds received from the short sale. The put-call contract and the proceeds from the short sales are included in Due From Clearing Broker on the accompanying Statement of Financial Condition. The Clearing Broker is Bear Stearns Securities Corp.

AUDOBON SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
AS OF DECEMBER 31,2003

STOCKHOLDERS' EQUITY - JANUARY 1, 2003	$ 4,752,494
NET INCOME	$ 963,828
LESS: PAID IN CAPITAL AND DIVIDEND PAID	$ (2,200,000)
STOCKHOLDERS' EQUITY - DECEMBER 31, 2003	**$ 3,516,322**

AUDOBON SECURITIES, INC.
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS
AS OF DECEMBER 31, 2003

TOTAL OWNERSHIP EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$ 3,516,322
LESS: NONALLOWABLE ASSETS:	
INVESTMENTS (AT COST)	$ 270,300
ACCOUNTS RECEIVABLE	$ 146,980
PREPAID EXPENSES	$ 28,888
TOTAL NONALLOWABLE ASSETS	$ 446,168
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	$ 3,070,154
HAIRCUTS ON SECURITIES:	
OTHER SECURITIES	$ 2,395,195
ADJUSTED NET CAPITAL	$ 674,959
MINIMUM NET CAPITAL REQUIREMENTS	$ 100,000
EXCESS NET CAPITAL	$ 574,959

THERE EXISTED NO MATERIAL DIFFERENCES BETWEEN AUDOBON SECURITIES, INC.'S COMPUTATION OF NET CAPITAL ON THE AMENDED UNAUDITED PART 11A AND MY COMPUTATION.